Filed Pursuant to Rule 424(b)(3)

Registration No. 333-290108

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 2, 2026)

ImageneBio, Inc.

2,508,337 Shares of Common Stock

This prospectus supplement supplements the prospectus dated April 2, 2026 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-290108), as amended. This prospectus supplement is being filed to update and supplement the information in the Prospectus with certain information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 23, 2026 (the “Current Report”). Accordingly, we have attached the Current Report in relevant part to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the proposed offer and resale or other disposition from time to time by the selling stockholders identified in this prospectus of 2,508,337 shares of common stock, par value $0.001 per share, (the “Common Stock”) of ImageneBio, Inc.

Our Common Stock is listed on the Nasdaq Capital Market under the ticker symbol “IMA.” On July 22, 2026, the last reported sales price of our Common Stock was $5.97 per share.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements to it, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 6 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 23, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 20, 2026

IMAGENEBIO, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40287	81-1697316
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

12526 High Bluff Drive, Suite 345
San Diego, California	92130
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (858) 345-6265

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	IMA	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 20, 2026, ImageneBio, Inc., a Delaware corporation (the “Company”), based in part on the recommendation of Kristin Yarema, Ph.D., the Company’s Chief Executive Officer, appointed Yanina Grant-Huerta as the Company’s Chief Financial Officer, principal financial officer and principal accounting officer, effective July 20, 2026. Kristin Yarema, Ph.D., the Company’s Chief Executive Officer, had been serving as the interim principal financial officer of the Company until the appointment of Ms. Grant-Huerta.

Ms. Grant-Huerta, age 49, previously worked at Atara Biotherapeutics, Inc. (Nasdaq: ATRA) from April 2020 until July 2026. During Ms. Grant-Huerta’s time at Atara Biotherapeutics, she served in various financial planning and analysis and accounting roles of increasing responsibility, most recently serving as Chief Accounting Officer from March 2025 to July 2026. Prior to joining Atara Biotherapeutics in April 2020, Ms. Grant-Huerta spent 14 years at Amgen Inc. holding roles of increasing responsibility in financial planning and analysis. Yanina Grant-Huerta received her Bachelor’s degree in Economics from Tecnológico de Monterrey and a Master’s degree in Statistics from Oklahoma State University.

In connection with her employment with the Company and appointment as the Company’s Chief Financial Officer, the Company entered into an employment agreement with Ms. Grant-Huerta (the “Employment Agreement”), which sets forth the terms of Ms. Grant-Huerta’s employment with the Company. Pursuant to the Employment Agreement, Ms. Grant-Huerta will be entitled to receive an annual base salary of $450,000 and will be eligible to earn an annual discretionary bonus of 40% of her then-current annual base salary. In addition, pursuant to the Employment Agreement, the Company will grant Ms. Grant-Huerta a restricted stock unit award under the Company’s 2025 Equity Inducement Plan (the “Inducement Plan”) for 65,000 shares of the Company’s common stock (the “RSU Grant”). Twenty-five percent of the shares subject to the RSU Grant will vest on the one year anniversary of Ms. Grant-Huerta’s start date, with 1/12th of the remaining shares vesting quarterly thereafter, provided that Ms. Grant-Huerta remains employed with the Company as of each respective vesting date. In addition to the RSU Grant, pursuant to the Employment Agreement, the Company will grant Ms. Grant-Huerta a stock option award under the Inducement Plan to purchase 95,000 shares of the Company’s common stock (the “Option Grant”). Twenty-five percent of the shares subject to the Option Grant will vest on the one-year anniversary of Ms. Grant-Huerta’s start date, with 1/36th of the remaining shares vesting monthly thereafter, provided that Ms. Grant-Huerta remains employed with the Company as of each respective vesting date. The exercise price of each share of the Company’s common stock underlying the Option Grant will be the closing price of a share of the Company’s common stock on the date of grant.

In addition to the Employment Agreement, Ms. Grant-Huerta will enter into a participation agreement (the “Participation Agreement”) to the Company’s Severance and Change in Control Plan (the “Severance Plan”). Pursuant to the Participation Agreement, Ms. Grant-Huerta will have the right to receive, in connection with a “covered termination” the severance and change in control benefits provided to C-Suite level officers (other than the Chief Executive Officer) under the Severance Plan. Upon a covered termination that occurs during a “change in control period,” Ms. Grant-Huerta will be entitled to a lump sum payment equal to 12 months of her base salary, a lump sum payment equal to 100% of her target annual bonus, payment of continued group health benefits for a period of up to 12 months, and full accelerated vesting of all outstanding equity awards. Upon a covered termination that occurs outside of a change in control period, Ms. Grant-Huerta will be entitled to continued base salary payments equal to 12 months of her base salary, paid in accordance with our regular payroll practices over such period, and payment of continued group health benefits for up to 12 months. All severance benefits under the Severance Plan are subject to Ms. Grant-Huerta’s execution of an effective release of claims against the Company within 60 days of the covered termination and compliance with the terms of our standard Employee Confidential Information and Inventions Assignment Agreement and any other written agreement between Ms. Grant-Huerta and the Company. For purposes of the Severance Plan, a “covered termination” is a termination of employment by the Company without “Cause,” as defined in the Severance Plan, or as a result of Ms. Grant-Huerta’s resignation for

“Good Reason,” as defined in the Severance Plan, in either case resulting in a separation from service. For purposes of the Severance Plan, a “change in control period” is the period commencing on the closing of a “change in control,” as defined in the ImageneBio, Inc. 2025 Equity Incentive Plan, and ending on the first anniversary of such closing.

The foregoing summary of the Employment Agreement, Severance Plan and Participation Agreement is not complete and is qualified in its entirety by reference to the full agreements and plan, copies of which are filed as Exhibits 10.1, 10.2 and 10.3 to this report.

The Company and Ms. Grant-Huerta will also enter into the Company’s standard indemnification agreement for the Company’s directors and officers, a copy of which is filed as Exhibit 10.10 to the Company’s Registration Statement on Form S-1, filed with the SEC on September 8, 2025.

Item 8.01	Other Events.

Effective July 24, 2026, Benjamin Porter-Brown, our Chief Medical Officer, will transition from his full-time position as the Company’s Chief Medical Officer to a consulting role. Dr. Porter-Brown remains committed to the Company and will continue to provide services as a consulting clinical development expert and strategic advisor.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number

10.1	Offer of Employment between the Company and Yanina Grant-Huerta

10.2	ImageneBio, Inc. Severance and Change in Control Plan

10.3	Form of Participation Agreement to ImageneBio, Inc. Severance and Change in Control Plan

104	Cover Page Interactive Data File (embedded with the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMAGENEBIO, INC.

Date: July 23, 2026	By:	/s/ Kristin Yarema
Kristin Yarema, Ph.D.
Chief Executive Officer

Exhibit 10.1

July 12, 2026

Yanina Grant

Re: Offer of Employment

Dear Yanina:

We are pleased to offer you at-will employment in the position of Chief Financial Officer of ImageneBio, Inc. (the “Company”) on the terms and conditions set forth in this letter agreement (the “Agreement”).

1. Employment by the Company. Your employment with the Company shall begin on July 20, 2026, or such other date as agreed to by you and the Company (such actual date your employment begins, the “Start Date”). This is an exempt position, and during your employment with the Company, you will devote your best efforts and substantially all of your business time and attention to the business of the Company, except for approved vacation periods and reasonable periods of illness or other incapacities permitted by the Company’s general employment policies. You shall perform such duties as are required by the Company’s Chief Executive Officer (“CEO”), to whom you will report. You represent to the Company that you are not subject to or a party to any employment agreement, non-competition covenant, or other agreement that would be breached by, or prohibit you from, executing this Agreement and performing fully your duties and responsibilities hereunder. Your primary work location shall be the Company’s office located in San Diego, California, although you are permitted to work remotely from your personal residence location in California as reasonably necessary to perform your assigned duties. The Company reserves the right to reasonably require you to perform your duties at places other than your primary office location from time to time, and to require reasonable business travel. The Company may modify your job title and duties as it deems necessary and appropriate in light of the Company’s needs and interests from time to time.

2. Compensation.

2.1 Base Salary. For services to be rendered hereunder, you shall receive a base salary at the rate of $450,000 per year (the “Base Salary”), subject to standard payroll deductions and withholdings and payable in accordance with the Company’s regular payroll schedule. Following an annual review by the Company’s Board of Directors (“Board”), you will be eligible for increases to your Base Salary at the Board’s sole discretion.

2.2 Annual Bonus. You shall be eligible to earn an annual bonus with a target amount of up to 40% of your then current annual Base Salary, prorated for the number of days employed in a calendar year (the “Annual Bonus”). Whether you receive the Annual Bonus for any given year, and the amount of the Annual Bonus, shall be determined by the Board and/or its Compensation Committee in its discretion based upon the achievement of preestablished corporate and/or individual objectives and milestones that are determined in the sole discretion of the Board. You must continue to be employed through the date the Annual Bonus is paid to earn and be paid such bonus.

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2.3 Equity. Subject to approval by the Board, as soon as practicable following the Start Date, you shall be granted an option (the “Option”) to purchase 95,000 shares of the Company’s common stock, par value $0.001 per share (“Common Stock”). The Option shall have an exercise price equal to the fair market value on the grant date. The Option shall be governed in all respects by the terms of the Company’s 2025 Equity Incentive Plan (the “Equity Plan”) and the stock option grant notice and stock option agreement to be entered into between you and the Company. The Option shall vest over a period of four years, with 1/4 of the shares of Common Stock subject to the Option vesting on the first anniversary of the Start Date, and the balance vesting in a series of thirty-six (36) successive equal monthly installments thereafter, in each case subject to your Continuous Service (as defined in the Equity Plan) through each vesting date. Subject to approval by the Board, as soon as practicable following the Start Date, you shall be granted restricted stock units (the “RSUs”) covering 65,000 shares of Common Stock. The RSUs shall be governed in all respects by the terms of the Equity Plan and RSU award grant notice and award agreement to be entered into between you and the Company. The RSUs shall vest over a period of four years, with 1/4 of the RSUs vesting on the first anniversary of the Start Date and the balance vesting in a series of twelve (12) successive equal quarterly installments thereafter, in each case subject to your Continuous Service through each such vesting date. You shall be eligible for consideration for annual grants of additional equity awards pursuant to the process applicable to other similarly situated employees.

3. Reasonable Business Expenses. You shall be eligible for reimbursement of all reasonable, necessary and documented out-of-pocket business, entertainment, and travel expenses incurred by you in connection with the performance of your duties hereunder in accordance with the Company’s expense reimbursement policies and procedures.

4. Company Policies; Standard Company Benefits. The employment relationship between the parties shall be governed by the general employment policies and practices of the Company, except that when the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement shall control. You shall be entitled to participate in all employee benefit programs for which you are eligible under the terms and conditions of the benefit plans that may be in effect from time to time and provided by the Company to its employees. The Company reserves the right to cancel or change the benefit plans or programs it offers to its employees at any time.

5. At-Will Employment. Your employment relationship is at-will. Either you or the Company may terminate the employment relationship at any time, with or without cause or advance notice. Upon termination of your employment for any reason, you shall be deemed to have resigned from all positions and to have terminated all relationships as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the date of termination.

6. Outside Activities During Employment. Except with the prior written consent of the CEO, you will not during the term of your employment with the Company undertake or engage in any other employment, occupation or business enterprise, other than ones in which you are a passive investor. You may engage in civic and not-for-profit activities, so long as such activities do not materially interfere with the performance of your duties hereunder or conflict in any way with the business of the Company. You agree not to acquire, assume or participate in, directly or indirectly, any position, investment or interest known to be adverse or antagonistic to the Company, its business or prospects, financial or otherwise.

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7. Termination; Severance.

7.1 Term and Termination. The term of this Agreement shall be the period commencing on the Start Date and ending on the date that your employment is terminated by either party pursuant to the provisions of this Agreement. You are employed at-will, meaning that, subject to the terms and conditions set forth herein, either the Company or you may terminate your employment at any time, with or without cause.

7.2 Compensation upon Termination. Upon the termination of your employment for any reason, the Company shall pay you all of your accrued and unpaid wages earned through your last day of employment.

7.3 Severance Eligibility. You will be eligible to participate in the Company’s Severance and Change in Control Plan (the “Severance Plan”) as a C-Suite executive (other than CEO) participant, which provides for certain severance and other benefits upon a Covered Termination (as defined in the Severance Plan). Complete terms of your severance eligibility will be set forth in the Severance Plan and your individual Participation Agreement, which will be provided to you separately and which you must sign and return to the Company in order to be eligible to receive any such severance benefits.

8. Proprietary Information Obligations. As a condition of employment, you shall execute and abide by the Company’s standard form of Employee Confidential Information and Inventions Assignment Agreement (the “Confidentiality Agreement”), attached as Exhibit A. In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You hereby represent that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company.

9. Section 409A. It is intended that all of the severance benefits and other payments payable under this Agreement satisfy, to the greatest extent possible, the exemptions from the application of U.S. Internal Revenue Code Section 409A provided under Treasury Regulations Sections 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9), and this Agreement will be construed to the greatest extent possible as consistent with those provisions, and to the extent not so exempt, this Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A. For all purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulations Sections 1.409A-2(b)(2)(i) and (iii)), your right to receive any installment payments under this Agreement (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this Agreement, if you are deemed by the Company at the time of your Separation from Service (as

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defined under Treasury Regulation Section 1.409A-1(h)) to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation,” then to the extent delayed commencement of any portion of such payments is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments shall not be provided to you prior to the earliest of (i) the first date following expiration of the six-month period following the date of your Separation from Service with the Company, (ii) the date of your death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation. Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this Paragraph shall be paid in a lump sum to you, and any remaining payments due shall be paid as otherwise provided herein or in the applicable agreement. No interest shall be due on any amounts so deferred. If the severance benefits are not covered by one or more exemptions from the application of Section 409A and the deadline to execute any applicable separation and release agreement occurs in the calendar year following the calendar year of your Separation from Service, such separation and release agreement will not be deemed effective any earlier than the release deadline for purposes of determining the timing of provision of any severance benefits.

10. Arbitration of All Disputes. To aid the rapid and economical resolution of disputes that may arise in connection with your employment with the Company, and in exchange for the mutual promises contained in this offer letter, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this letter agreement, your employment with the Company, or the termination of your employment, shall be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration conducted by JAMS, Inc. (“JAMS”) or its successor, under JAMS’ then applicable rules and procedures appropriate to the relief being sought (available upon request and also currently available at the following web address: (i) https://www.jamsadr.com/rules-employment-arbitration/ and (ii) https://www.jamsadr.com/rules-comprehensive-arbitration/) at a location closest to where you last worked for the Company or another mutually agreeable location. Notwithstanding the foregoing, if JAMS is unavailable due to location or otherwise, or if the parties mutually agree, then the arbitration shall be conducted by the American Arbitration Association (“AAA”) or its successor, under AAA’s then applicable rules and procedures appropriate to the relief being sought (available upon request and also currently available at the following web address: https://www.adr.org/sites/default/files/EmploymentRules-Web.pdf), at a location closest to where you last worked for the Company or another mutually agreeable location. Any demand for arbitration must be made within the statute of limitations applicable to the claim asserted as if such claim were asserted in court. Failure to demand arbitration (or, where applicable, file a counterclaim, crossclaim, or third-party claim) within such time limitation shall serve as a waiver and release with respect to all such claims. You acknowledge that by agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge. The Federal Arbitration Act, 9 U.S.C. § 1 et seq., will, to the fullest extent permitted by law, govern the interpretation and enforcement of this arbitration agreement and any arbitration proceedings. This provision shall not be mandatory for any claim or cause of action to the extent applicable law prohibits subjecting such claim or cause of action to mandatory arbitration and such applicable law is not preempted by the Federal Arbitration Act or otherwise invalid (collectively, the “Excluded Claims”), such as non-individual claims that cannot be waived under applicable law, claims or causes of action alleging sexual harassment or a nonconsensual sexual act or sexual contact,

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or unemployment or workers’ compensation claims brought before the applicable state governmental agency. In the event you or the Company intend to bring multiple claims, including one of the Excluded Claims listed above, the Excluded Claims may be filed with a court, while any other claims will remain subject to mandatory arbitration. You acknowledge and agree that proceedings of any non-individual claim(s) under the California Private Attorneys General Act (“PAGA”) that may be brought in court shall be stayed for the duration and pending a final resolution of the arbitration of any individual or individual PAGA claim. Nothing herein prevents you from filing and pursuing proceedings before a federal or state governmental agency, although if you choose to pursue a claim following the exhaustion of any applicable administrative remedies, that claim would be subject to this provision. In addition, with the exception of Excluded Claims arising out of 9 U.S.C. § 401 et seq., all claims, disputes, or causes of action under this section, whether by you or the Company, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class, representative, or collective proceeding, nor joined or consolidated with the claims of any other person or entity. You acknowledge that by agreeing to this arbitration procedure, both you and the Company waive all rights to have any dispute be brought, heard, administered, resolved, or arbitrated on a class, representative, or collective action basis. The arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding. If a court finds, by means of a final decision, not subject to any further appeal or recourse, that the preceding sentences regarding class, representative, or collective claims or proceedings violate applicable law or are otherwise found unenforceable as to a particular claim or request for relief, the parties agree that any such claim(s) or request(s) for relief be severed from the arbitration and may proceed in a court of law rather than by arbitration. All other claims or requests for relief shall be arbitrated. You will have the right to be represented by legal counsel at any arbitration proceeding. Questions of whether a claim is subject to arbitration and procedural questions which grow out of the dispute and bear on the final disposition are matters for the arbitrator to decide, provided however, that if required by applicable law, a court and not the arbitrator may determine the enforceability of this paragraph with respect to Excluded Claims. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The arbitrator shall be authorized to award all relief that you or the Company would be entitled to seek in a court of law. The Company shall pay all arbitration administrative fees in excess of the administrative fees that you would be required to pay if the dispute were decided in a court of law. Each party is responsible for its own attorneys’ fees, except as may be expressly set forth in your Employee Confidential Information and Inventions Assignment Agreement or as otherwise provided under applicable law. Nothing in this Agreement is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction.

11. General Provisions. This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between you and the Company with regard to this subject matter and is the complete, final, and exclusive embodiment of the parties’ agreement with regard to this subject matter. This Agreement is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations. Modifications or amendments to this Agreement, other than those changes

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expressly reserved to the Company’s discretion in this letter, must be made in a written agreement signed by you and the Company at the direction of the Board. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction to the extent possible in keeping with the intent of the parties. Any waiver of any breach of any provisions of this Agreement must be in writing to be effective, and it shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement. This Agreement is intended to bind and inure to the benefit of and be enforceable by you and the Company, and their respective successors, assigns, heirs, executors and administrators. The Company may freely assign this Agreement, without your prior written consent. You may not assign any of your duties hereunder and you may not assign any of your rights hereunder without the written consent of the Company. This Agreement shall become effective as of the Start Date and shall terminate upon your termination of employment with the Company. The obligations set forth under Sections 7, 8, 9, 10, and 11 will survive the termination of this Agreement and your employment. All questions concerning the construction, validity and interpretation of this Agreement will be governed by the laws of the State of California.

This offer is subject to satisfactory proof of your identity and right to work in the United States, background check, and other applicable pre-employment screenings.

We look forward to having you join us. If you have any questions about this Agreement, please do not hesitate to call me.

Best regards,

IMAGENEBIO, INC.

/s/ Kristin Yarema, Ph.D.

Kristin Yarema, Ph.D.

Chief Executive Officer

Accepted and agreed:

/s/ Yanina Grant

Yanina Grant

Date: July 12, 2026

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Exhibit A

EMPLOYEE CONFIDENTIAL INFORMATION AND INVENTIONS ASSIGNMENT AGREEMENT

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Exhibit 10.2

IMAGENEBIO, INC.

SEVERANCE AND CHANGE IN CONTROL PLAN

Section 1. INTRODUCTION.

The ImageneBio, Inc. Severance and Change in Control Plan (the “Plan”) is hereby established by the Compensation Committee of the Board of Directors of ImageneBio, Inc. (the “Company”) effective as of April 27, 2026. The purpose of the Plan is to provide for the payment of severance and/or Change in Control (as defined below) benefits to eligible employees of the Company. This Plan document also is the Summary Plan Description for the Plan.

For purposes of the Plan, the following terms are defined as follows:

(a) “Affiliate” means, any corporation (other than the Company) in an “unbroken chain of corporations” beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

(b) “Base Salary” means base pay (excluding incentive pay, premium pay, commissions, overtime, bonuses and other forms of variable compensation) as in effect prior to any reduction that would give rise to an employee’s right to a resignation for Good Reason (if applicable).

(c) “Cause” shall mean the occurrence of any of the following events: (i) an Eligible Employee’s performance of any act of personal dishonesty or other unlawful act committed by the Eligible Employee that results in harm to the Company or any parent or subsidiary of the Company; (ii) the Eligible Employee’s commission of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud, or in each case the equivalent in any relevant jurisdiction in which the Eligible Employee performs service for the Company; (iii) the Eligible Employee’s failure to substantially perform such employee’s assigned duties and responsibilities with a level of competence and diligence that would customarily be expected from such employee having such position and responsibilities, which failure continues, in the reasonable judgment of the Company’s Chief Executive Officer (or, for the Company’s Chief Executive Officer, the Board), after written notice given to the Eligible Employee and such Eligible Employee has been provided at least fourteen days to cure; (iv) such Eligible Employee’s gross negligence, willful misconduct or insubordination with respect to the Company; or (v) such Eligible Employee’s material violation of any provision of any written agreement(s) between the Eligible Employee and the Company or any parent or subsidiary of the Company relating to noncompetition, nonsolicitation, nondisclosure and/or assignment of inventions.

(d) “Change in Control” has the meaning ascribed to such term in the Equity Plan.

(e) “Change in Control Period” means the period commencing on the Closing of a Change in Control and ending 12 months following the Closing of a Change in Control.

(f) “Closing” means the initial closing of the Change in Control as defined in the definitive agreement executed in connection with the Change in Control. In the case of a series of transactions constituting a Change in Control, “Closing” means the first closing that satisfies the threshold of the definition for a Change in Control.

(g) “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(h) “Committee” means the Board of Directors or the Compensation Committee of the Board of Directors of the Company.

(i) “Company” means ImageneBio, Inc. or, following a Change in Control, the surviving entity resulting from such event.

(j) “Confidentiality Agreement” means the Company’s standard form of Employee Confidential Information and Inventions Assignment Agreement or any similar or successor document.

(k) “Covered Termination” means, with respect to an employee, a termination of employment that is due to (1) a termination by the Company without Cause (and other than as a result of the employee’s death or Disability) or (2) the employee’s resignation for Good Reason, and in either case of (1) or (2), results in such employee’s Separation from Service.

(l) “Disability” means any physical or mental condition which renders an employee incapable of performing the work for which he or she was employed by the Company or similar work offered by the Company. The Disability of an employee shall be established if (i) the employee satisfies the requirements for benefits under the Company’s long-term disability plan or (ii) if no long-term disability plan, the employee satisfies the requirements for Social Security disability benefits.

(m) “Eligible Employee” means an employee of the Company that meets the requirements to be eligible to receive Plan benefits as set forth in Section 2.

(n) “Equity Plan” means the ImageneBio, Inc. 2025 Equity Incentive Plan, as amended or restated from time to time, or any successor plan thereto.

(o) “Good Reason” shall specifically mean the occurrence of any of the following, without the Eligible Employee’s express written consent: (a) a material reduction in the Eligible Employee’s Base Salary (unless made pursuant to a salary reduction program applicable generally to the Company’s executive officers); (b) a material diminution in the Eligible Employee’s title, duties, responsibilities and/or authorities, including but not limited to, an assignment of duties and responsibilities that are not the customary duties and responsibilities of the Eligible Employee’s position (and for the CEO only, no longer reporting directly to the Board); (c) the relocation of the principal place of the Eligible Employee’s employment to a location that is more than twenty-five (25) miles away from its current location; or (d) the uncured breach of any material provision of an employment agreement between the Company and the Eligible Employee by the Company. In order to resign for Good Reason, an Eligible Employee must (i) provide written notice to the Company within 30 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for the Eligible Employee’s resignation, (ii) allow the Company at least 30 days from receipt of such written notice to cure such event, and (iii) if such event is not reasonably cured within such period, the Eligible Employee’s resignation from all positions the Eligible Employee then holds with the Company is effective not later than 30 days after the expiration of the cure period.

(p) “Participation Agreement” means an agreement between an employee and the Company in substantially the form of APPENDIX A attached hereto, and which may include such other terms as the Committee deems necessary or advisable in the administration of the Plan.

(q) “Plan Administrator” means the Committee prior to the Closing and the Representative upon and following the Closing, as applicable.

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(r) “Representative” means one or more members of the Committee or other persons or entities designated by the Committee prior to or in connection with a Change in Control that will have authority to administer and interpret the Plan upon and following the Closing as provided in Section 9(a).

(s) “Section 409A” means Section 409A of the Code and the treasury regulations and other guidance thereunder and any state law of similar effect.

(t) “Separation from Service” means a “separation from service” within the meaning of Treasury Regulations Section 1.409A-1(h), without regard to any alternative definition thereunder.

(u) “Target Bonus” means the cash bonus payable to an Eligible Employee pursuant to an annual performance bonus or annual variable compensation plan following completion of the applicable plan year and based on achievement of specified performance goals for the year in which such Covered Termination occurs, as if all the applicable performance goals for such year were attained at a level of 100%. If at the time of the Covered Termination, an Eligible Employee is eligible for a Target Bonus, but no target percentage or target dollar amount is specified for the year in which such Covered Termination occurs, the Target Bonus amount will be the target bonus percentage established for such eligible employee in the preceding year (but adjusted if necessary for the Eligible Employee’s position for the year in which the Covered Termination occurs). The Target Bonus shall not include any bonus paid in installments during the applicable plan year.

Section 2. ELIGIBILITY FOR BENEFITS.

(a) Eligible Employee. An employee of the Company is eligible to participate in the Plan if (i) the Plan Administrator has designated such employee as eligible to participate in the Plan by providing such employee a Participation Agreement; (ii) such employee has signed and returned such Participation Agreement to the Company within the time period required therein; and (iii) such employee meets the other Plan eligibility requirements set forth in this Section 2. The determination of whether an employee is an Eligible Employee shall be made by the Plan Administrator, in its sole discretion, and such determination shall be binding and conclusive on all persons.

(b) Release Requirement. Except as otherwise provided in an individual Participation Agreement, in order to be eligible to receive benefits under the Plan, the employee also must execute a separation agreement containing, among other provisions, a general release of all claims in favor of the Company and its subsidiaries and affiliates, confidentiality and non-disparagement provisions, and non-competition restrictions no broader than those set forth in the Confidentiality Agreement, in such a form as provided by the Company (the “Release”), within the applicable time period set forth therein, and such Release must become effective in accordance with its terms, which must occur in no event more than 60 days following the date of the applicable Covered Termination.

(c) Plan Benefits Provided In Lieu of Any Previous Benefits. This Plan shall supersede any change in control or severance benefit plan, policy or practice previously maintained by the Company with respect to an Eligible Employee and any change in control or severance benefits in any individually negotiated employment contract or other agreement between the Company and an Eligible Employee. Notwithstanding the foregoing, the Eligible Employee’s outstanding equity awards shall remain subject to the terms of the Equity Plan or other applicable equity plan under which such awards were granted (including the award documentation governing such awards) that may apply upon a Change in Control and/or termination of such employee’s service and no provision of this Plan shall be construed as to limit the actions that may be taken, or to violate the terms, thereunder.

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(d) Exceptions to Severance Benefit Entitlement. An employee who otherwise is an Eligible Employee will not receive benefits under the Plan in the following circumstances, as determined by the Plan Administrator in its sole discretion:

(1) The employee is terminated by the Company for any reason (including due to the employee’s death or Disability) or voluntarily terminates employment with the Company in any manner, and in either case, such termination does not constitute a Covered Termination. Voluntary terminations include, but are not limited to, resignation, retirement or failure to return from a leave of absence on the scheduled date.

(2) The employee voluntarily terminates employment with the Company in order to accept employment with another entity that is wholly or partly owned (directly or indirectly) by the Company or an Affiliate.

(3) The employee is offered an identical or substantially equivalent or comparable position with the Company or an Affiliate. For purposes of the foregoing, a “substantially equivalent or comparable position” is one that provides the employee substantially the same level of responsibility and compensation and would not give rise to the employee’s right to a resignation for Good Reason.

(4) The employee is offered immediate reemployment by a successor to the Company or an Affiliate or by a purchaser of the Company’s assets, as the case may be, following a Change in Control and the terms of such reemployment would not give rise to the employee’s right to a resignation for Good Reason. For purposes of the foregoing, “immediate reemployment” means that the employee’s employment with the successor to the Company or an Affiliate or the purchaser of its assets, as the case may be, results in uninterrupted employment such that the employee does not incur a lapse in pay or benefits as a result of the change in ownership of the Company or the sale of its assets. An employee who becomes immediately reemployed as described in this Section 2(d)(4) by a successor to the Company or an Affiliate or by a purchaser of the Company’s assets, as the case may be, following a Change in Control shall continue to be an Eligible Employee following the date of such reemployment.

(5) The employee is rehired by the Company or an Affiliate and recommences employment prior to the date severance benefits under the Plan are scheduled to commence.

(e) Termination of Severance Benefits. An Eligible Employee’s right to receive severance benefits under this Plan shall terminate immediately if, at any time prior to or during the period for which the Eligible Employee is receiving severance benefits under the Plan, the Eligible Employee:

(1) willfully breaches any statutory, common law, or contractual obligation to the Company or an Affiliate that results in or could reasonably result in material harm to the Company (including, without limitation, the contractual obligations set forth in the Confidentiality Agreement and any other confidentiality, non-disclosure and developments agreement, non-competition, non-solicitation, or similar type agreement between the Eligible Employee and the Company, as applicable);

(2) fails to enter into the terms of the Confidentiality Agreement; or

(3) without the prior written approval of the Plan Administrator, engages in a Prohibited Action (as defined below). In addition, if benefits under the Plan have already been paid to the Eligible Employee and the Eligible Employee subsequently engages in a Prohibited Action during the Prohibited Period (or it is determined that the Eligible Employee engaged in a Prohibited Action prior to receipt of such benefits), any benefits previously paid to the Eligible Employee shall be subject to

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recoupment by the Company on such terms and conditions as shall be determined by the Plan Administrator, in its sole discretion. The “Prohibited Period” shall commence on the date of the Eligible Employee’s Covered Termination and continue for the number of months corresponding to the Severance Period set forth in such Eligible Employee’s Participation Agreement. A “Prohibited Action” shall occur if the Eligible Employee breaches a material provision of the Confidentiality Agreement and/or any obligations of confidentiality, non-solicitation, non-disparagement, no conflicts or non-competition set forth in the Eligible Employee’s employment agreement, offer letter, any other written agreement between the Eligible Employee and the Company, or under applicable law.

Section 3. AMOUNT OF BENEFITS.

(a) Benefits in Participation Agreement. Benefits under the Plan shall be provided to an Eligible Employee as set forth in the Participation Agreement.

(b) Additional Benefits. Notwithstanding the foregoing, the Committee may, in its sole discretion, provide benefits to individuals who are not Eligible Employees (“Non-Eligible Employees”) chosen by the Plan Administrator, in its sole discretion, and the provision of any such benefits to a Non-Eligible Employee shall in no way obligate the Company to provide such benefits to any other individual, even if similarly situated. If benefits under the Plan are provided to a Non-Eligible Employee, references in the Plan to “Eligible Employee” (and similar references) shall be deemed to refer to such Non-Eligible Employee.

(c) Certain Reductions. In addition to Section 2(e) above, the Company, in its sole discretion, shall have the authority to reduce an Eligible Employee’s severance benefits, in whole or in part, by (i) any other severance benefits, (ii) pay and benefits provided during a period following written notice of a business closing or mass layoff, (iii) pay and benefits in lieu of such notice, or (iv) other similar benefits, in each case, payable to the Eligible Employee by the Company or an Affiliate and which become payable in connection with the Eligible Employee’s termination of employment pursuant to (x) any applicable legal requirement, including, without limitation, the Worker Adjustment and Retraining Notification Act or any other similar state law or (y) any Company policy or practice providing for the Eligible Employee to remain on the payroll for a limited period of time after being given notice of the termination of the Eligible Employee’s employment, and the Plan Administrator shall so construe and implement the terms of the Plan. Any such reductions that the Company determines to make pursuant to this Section 3(c) shall be made such that any severance benefit under the Plan shall be reduced solely by any similar type of benefit under such legal requirement, agreement, policy or practice (i.e., any cash severance benefits under the Plan shall be reduced solely by any cash payments or severance benefits under such legal requirement, agreement, policy or practice). The Company’s decision to apply such reductions to the severance benefits of one Eligible Employee and the amount of such reductions shall in no way obligate the Company to apply the same reductions in the same amounts to the severance benefits of any other Eligible Employee. In the Company’s sole discretion, such reductions may be applied on a retroactive basis, with severance benefits previously paid being re-characterized as payments pursuant to the Company’s statutory obligation.

(d) Parachute Payments. If any payment or benefit an Eligible Employee will or may receive from the Company or otherwise (a “Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such Payment shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in

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the Eligible Employee’s receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for the Eligible Employee. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

Notwithstanding any provisions in this Section above to the contrary, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows: (A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for the Eligible Employee as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without Cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A.

The Company shall appoint a nationally recognized accounting or law firm to make the determinations required by this Section. The Company shall bear all expenses with respect to the determinations by such accounting or law firm required to be made hereunder. If the Eligible Employee receives a Payment for which the Reduced Amount was determined pursuant to clause (x) above and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, Eligible Employee agrees to promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) above) so that no portion of the remaining Payment is subject to the Excise Tax. If the Reduced Amount was determined pursuant to clause (y) above, the Eligible Employee shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

Section 4. RETURN OF COMPANY PROPERTY.

An Eligible Employee will not be entitled to any severance benefit under the Plan unless and until the Eligible Employee returns all Company Property as required under the Confidentiality Agreement or as otherwise requested by the Company. For this purpose, “Company Property” means all paper and electronic Company documents (and all copies thereof) and other Company property that the Eligible Employee had in his or her possession or control at any time, including, but not limited to, Company files, notes, drawings, records, plans, forecasts, reports, studies, analyses, proposals, agreements, financial information, research and development information, sales and marketing information, operational and personnel information, specifications, code, software, databases, computer-recorded information, tangible property and equipment (including, but not limited to, computers, facsimile machines, mobile telephones, servers), credit cards, entry cards, identification badges and keys; and any materials of any kind that contain or embody any proprietary or confidential information of the Company (and all reproductions thereof in whole or in part). As a condition to receiving benefits under the Plan, an Eligible Employee must not make or retain copies, reproductions or summaries of any such Company documents, materials or property. However, an Eligible Employee is not required to return his or her personal copies of documents evidencing the Eligible Employee’s hire, termination, compensation, benefits and stock options and any other documentation received as a stockholder of the Company.

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Section 5. TIME OF PAYMENT AND FORM OF BENEFITS.

The Company reserves the right in the Participation Agreement to specify whether payments under the Plan will be paid in a single sum, in installments, or in any other form and to determine the timing of such payments. All such payments under the Plan will be subject to applicable withholding for federal, state, foreign, provincial and local taxes. All benefits provided under the Plan are intended to satisfy the requirements for an exemption from application of Section 409A to the maximum extent that an exemption is available and any ambiguities herein shall be interpreted accordingly; provided, however, that to the extent such an exemption is not available, the benefits provided under the Plan are intended to comply with the requirements of Section 409A to the extent necessary to avoid adverse personal tax consequences and any ambiguities herein shall be interpreted accordingly.

It is intended that (i) each installment of any benefits payable under the Plan to an Eligible Employee be regarded as a separate “payment” for purposes of Treasury Regulations Section 1.409A-2(b)(2)(i), (ii) all payments of any such benefits under the Plan satisfy, to the greatest extent possible, the exemptions from the application of Section 409A provided under Treasury Regulations Sections 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9)(iii), and (iii) any such benefits consisting of premium payments for group health insurance continuation coverage also satisfy, to the greatest extent possible, the exemption from the application of Section 409A provided under Treasury Regulations Section 1.409A-1(b)(9)(v). However, if the Company determines that any severance benefits payable under the Plan constitute “deferred compensation” under Section 409A and the Eligible Employee is a “specified employee” of the Company, as such term is defined in Section 409A(a)(2)(B)(i), then, solely to the extent necessary to avoid the imposition of the adverse personal tax consequences under Section 409A, (A) the timing of such severance benefit payments shall be delayed until the earlier of (1) the date that is six months and one day after the Eligible Employee’s Separation from Service and (2) the date of the Eligible Employee’s death (such applicable date, the “Delayed Initial Payment Date”), and (B) the Company shall (1) pay the Eligible Employee a lump sum amount equal to the sum of the severance benefit payments that the Eligible Employee would otherwise have received through the Delayed Initial Payment Date if the commencement of the payment of the severance benefits had not been delayed pursuant to this paragraph and (2) commence paying the balance, if any, of the severance benefits in accordance with the applicable payment schedule.

In no event shall payment of any severance benefits under the Plan be made prior to an Eligible Employee’s Separation from Service or prior to the effective date of the Release. If the Company determines that any severance payments or benefits provided under the Plan constitute “deferred compensation” under Section 409A, and the Eligible Employee’s Separation from Service occurs at a time during the calendar year when the Release could become effective in the calendar year following the calendar year in which the Eligible Employee’s Separation from Service occurs, then regardless of when the Release is returned to the Company and becomes effective, the Release will not be deemed effective, solely for purposes of the timing of payment of severance benefits under this Plan, any earlier than the latest permitted effective date (the “Release Deadline”). If the Company determines that any severance payments or benefits provided under the Plan constitute “deferred compensation” under Section 409A, then except to the extent that severance payments may be delayed until the Delayed Initial Payment Date pursuant to the preceding paragraph, on the first regular payroll date following the effective date of an Eligible Employee’s Release, the Company shall (1) pay the Eligible Employee a lump sum amount equal to the sum of the severance benefit payments that the Eligible Employee would otherwise have received through such payroll date but for the delay in payment related to the effectiveness of the Release and (2) commence paying the balance, if any, of the severance benefits in accordance with the applicable payment schedule.

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Section 6. TRANSFER AND ASSIGNMENT.

The rights and obligations of an Eligible Employee under this Plan may not be transferred or assigned without the prior written consent of the Company. This Plan shall be binding upon any entity or person who is a successor by merger, acquisition, consolidation or otherwise to the business formerly carried on by the Company without regard to whether or not such entity or person actively assumes the obligations hereunder and without regard to whether or not a Change in Control occurs.

Section 7. MITIGATION.

Except as otherwise specifically provided in the Plan, an Eligible Employee will not be required to mitigate damages or the amount of any payment provided under the Plan by seeking other employment or otherwise, nor will the amount of any payment provided for under the Plan be reduced by any compensation earned by an Eligible Employee as a result of employment by another employer or any retirement benefits received by such Eligible Employee after the date of the Eligible Employee’s termination of employment with the Company.

Section 8. CLAWBACK; RECOVERY.

All payments and severance benefits provided under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Plan Administrator may impose such other clawback, recovery or recoupment provisions as the Plan Administrator determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of common stock of the Company or other cash or property upon the occurrence of a termination of employment for Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for Good Reason, constructive termination, or any similar term under any plan or agreement with the Company.

Section 9. RIGHT TO INTERPRET AND ADMINISTER PLAN; AMENDMENT AND TERMINATION.

(a) Interpretation and Administration. Prior to the Closing, the Committee shall be the Plan Administrator and shall have the exclusive discretion and authority to establish rules, forms, and procedures for the administration of the Plan and to construe and interpret the Plan and to decide any and all questions of fact, interpretation, definition, computation or administration arising in connection with the operation of the Plan, including, but not limited to, the eligibility to participate in the Plan and amount of benefits paid under the Plan. The rules, interpretations, computations and other actions of the Committee shall be binding and conclusive on all persons. Upon and after the Closing, the Plan will be interpreted and administered in good faith by the Representative who shall be the Plan Administrator during such period. All actions taken by the Representative in interpreting the terms of the Plan and administering the Plan upon and after the Closing will be final and binding on all Eligible Employees. Any references in this Plan to the “Committee” or “Plan Administrator” with respect to periods following the Closing shall mean the Representative.

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(b) Amendment. The Plan Administrator reserves the right to amend this Plan at any time; provided, however, that any amendment of the Plan will not be effective as to a particular employee who is or may be adversely impacted by such amendment or termination and has an effective Participation Agreement without the written consent of such employee.

(c) Termination. The Plan will remain in effect until terminated by the Plan Administrator. Any outstanding obligations under the Plan (if any) will remain outstanding following termination of the Plan until satisfied by the Company (or successor to the Company, if applicable).

Section 10. NO IMPLIED EMPLOYMENT CONTRACT.

The Plan shall not be deemed (i) to give any employee or other person any right to be retained in the employ of the Company or (ii) to interfere with the right of the Company to discharge any employee or other person at any time, with or without cause, which right is hereby reserved. This Plan does not modify the at-will employment status of any Eligible Employee.

Section 11. LEGAL CONSTRUCTION.

This Plan is intended to be governed by and shall be construed in accordance with the Employee Retirement Income Security Act of 1974 (“ERISA”) and, to the extent not preempted by ERISA, the laws of the State of California.

Section 12. CLAIMS, INQUIRIES AND APPEALS.

(a) Applications for Benefits and Inquiries. Any application for benefits, inquiries about the Plan or inquiries about present or future rights under the Plan must be submitted to the Plan Administrator in writing by an applicant (or his or her authorized representative). The Plan Administrator is:

ImageneBio, Inc.

Compensation Committee of the Board of Directors or Representative

Attention to: Corporate Secretary

12526 High Bluff Drive Suite 345

San Diego, California 92130

(b) Denial of Claims. In the event that any application for benefits is denied in whole or in part, the Plan Administrator must provide the applicant with written or electronic notice of the denial of the application, and of the applicant’s right to review the denial. Any electronic notice will comply with the regulations of the U.S. Department of Labor. The notice of denial will be set forth in a manner designed to be understood by the applicant and will include the following:

(1) the specific reason or reasons for the denial;

(2) references to the specific Plan provisions upon which the denial is based;

(3) a description of any additional information or material that the Plan Administrator needs to complete the review and an explanation of why such information or material is necessary; and

(4) an explanation of the Plan’s review procedures and the time limits applicable to such procedures, including a statement of the applicant’s right to bring a civil action under Section 502(a) of ERISA following a denial on review of the claim, as described in Section 12(d) below.

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This notice of denial will be given to the applicant within 90 days after the Plan Administrator receives the application, unless special circumstances require an extension of time, in which case, the Plan Administrator has up to an additional 90 days for processing the application. If an extension of time for processing is required, written notice of the extension will be furnished to the applicant before the end of the initial 90 day period.

This notice of extension will describe the special circumstances necessitating the additional time and the date by which the Plan Administrator is to render its decision on the application.

(c) Request for a Review. Any person (or that person’s authorized representative) for whom an application for benefits is denied, in whole or in part, may appeal the denial by submitting a request for a review to the Plan Administrator within 60 days after the application is denied. A request for a review shall be in writing and shall be addressed to:

ImageneBio, Inc.

Compensation Committee of the Board of Directors or Representative

Attention to: Corporate Secretary

12526 High Bluff Drive Suite 345

San Diego, California 92130

A request for review must set forth all of the grounds on which it is based, all facts in support of the request and any other matters that the applicant feels are pertinent. The applicant (or his or her representative) shall have the opportunity to submit (or the Plan Administrator may require the applicant to submit) written comments, documents, records, and other information relating to his or her claim. The applicant (or his or her representative) shall be provided, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant to his or her claim. The review shall take into account all comments, documents, records and other information submitted by the applicant (or his or her representative) relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

(d) Decision on Review. The Plan Administrator will act on each request for review within 60 days after receipt of the request, unless special circumstances require an extension of time (not to exceed an additional 60 days), for processing the request for a review. If an extension for review is required, written notice of the extension will be furnished to the applicant within the initial 60 day period. This notice of extension will describe the special circumstances necessitating the additional time and the date by which the Plan Administrator is to render its decision on the review. The Plan Administrator will give prompt, written or electronic notice of its decision to the applicant. Any electronic notice will comply with the regulations of the U.S. Department of Labor. In the event that the Plan Administrator confirms the denial of the application for benefits in whole or in part, the notice will set forth, in a manner calculated to be understood by the applicant, the following:

(1) the specific reason or reasons for the denial;

(2) references to the specific Plan provisions upon which the denial is based;

(3) a statement that the applicant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant to his or her claim; and

(4) a statement of the applicant’s right to bring a civil action under Section 502(a) of ERISA.

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(e) Rules and Procedures. The Plan Administrator will establish rules and procedures, consistent with the Plan and with ERISA, as necessary and appropriate in carrying out its responsibilities in reviewing benefit claims. The Plan Administrator may require an applicant who wishes to submit additional information in connection with an appeal from the denial of benefits to do so at the applicant’s own expense.

(f) Exhaustion of Remedies. No legal action for benefits under the Plan may be brought until the applicant (i) has submitted a written application for benefits in accordance with the procedures described by Section 12(a) above, (ii) has been notified by the Plan Administrator that the application is denied, (iii) has filed a written request for a review of the application in accordance with the appeal procedure described in Section 12(c) above, and (iv) has been notified that the Plan Administrator has denied the appeal. Notwithstanding the foregoing, if the Plan Administrator does not respond to an Eligible Employee’s claim or appeal within the relevant time limits specified in this Section 12, the Eligible Employee may bring legal action for benefits under the Plan pursuant to Section 502(a) of ERISA.

Section 13. BASIS OF PAYMENTS TO AND FROM PLAN.

The Plan shall be unfunded, and all cash payments under the Plan shall be paid only from the general assets of the Company.

Section 14. OTHER PLAN INFORMATION.

(a) Employer and Plan Identification Numbers. The Employer Identification Number assigned to the Company (which is the “Plan Sponsor” as that term is used in ERISA) by the Internal Revenue Service is 81-1697316. The Plan Number assigned to the Plan by the Plan Sponsor pursuant to the instructions of the Internal Revenue Service is 001.

(b) Ending Date for Plan’s Fiscal Year. The date of the end of the fiscal year for the purpose of maintaining the Plan’s records is December 31.

(c) Agent for the Service of Legal Process. The agent for the service of legal process with respect to the Plan is:

ImageneBio, Inc.

Attention to: Corporate Secretary

12526 High Bluff Drive Suite 345

San Diego, California 92130

In addition, service of legal process may be made upon the Plan Administrator.

(d) Plan Sponsor. The “Plan Sponsor” is:

ImageneBio, Inc.

12526 High Bluff Drive Suite 345

San Diego, California 92130

+1 (858) 345-6265

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(e) Plan Administrator. The Plan Administrator is the Committee prior to the Closing and the Representative upon and following the Closing. The Plan Administrator’s contact information is:

ImageneBio, Inc.

Compensation Committee of the Board of Directors or Representative

12526 High Bluff Drive Suite 345

San Diego, California 92130

The Plan Administrator is the named fiduciary charged with the responsibility for administering the Plan.

Section 15. STATEMENT OF ERISA RIGHTS.

Participants in this Plan (which is a welfare benefit plan sponsored by ImageneBio, Inc.) are entitled to certain rights and protections under ERISA. If you are an Eligible Employee, you are considered a participant in the Plan and, under ERISA, you are entitled to:

(a) Receive Information About Your Plan and Benefits

(1) Examine, without charge, at the Plan Administrator’s office and at other specified locations, such as worksites, all documents governing the Plan and a copy of the latest annual report (Form 5500 Series), if applicable, filed by the Plan with the U.S. Department of Labor and available at the Public Disclosure Room of the Employee Benefits Security Administration;

(2) Obtain, upon written request to the Plan Administrator, copies of documents governing the operation of the Plan and copies of the latest annual report (Form 5500 Series), if applicable, and an updated (as necessary) Summary Plan Description. The Administrator may make a reasonable charge for the copies; and

(3) Receive a summary of the Plan’s annual financial report, if applicable. The Plan Administrator is required by law to furnish each Eligible Employee with a copy of this summary annual report.

(b) Prudent Actions by Plan Fiduciaries. In addition to creating rights for Plan Eligible Employees, ERISA imposes duties upon the people who are responsible for the operation of the employee benefit plan. The people who operate the Plan, called “fiduciaries” of the Plan, have a duty to do so prudently and in the interest of you and other Eligible Employees and beneficiaries. No one, including your employer, your union or any other person, may fire you or otherwise discriminate against you in any way to prevent you from obtaining a Plan benefit or exercising your rights under ERISA.

(c) Enforce Your Rights. If your claim for a Plan benefit is denied or ignored, in whole or in part, you have a right to know why this was done, to obtain copies of documents relating to the decision without charge, and to appeal any denial, all within certain time schedules.

Under ERISA, there are steps you can take to enforce the above rights. For instance, if you request a copy of Plan documents or the latest annual report from the Plan, if applicable, and do not receive them within 30 days, you may file suit in a Federal court. In such a case, the court may require the Plan Administrator to provide the materials and pay you up to $110 a day until you receive the materials, unless the materials were not sent because of reasons beyond the control of the Plan Administrator.

If you have a claim for benefits which is denied or ignored, in whole or in part, you may file suit in a state or Federal court.

12.

If you are discriminated against for asserting your rights, you may seek assistance from the U.S. Department of Labor, or you may file suit in a Federal court. The court will decide who should pay court costs and legal fees. If you are successful, the court may order the person you have sued to pay these costs and fees. If you lose, the court may order you to pay these costs and fees, for example, if it finds your claim is frivolous.

(d) Assistance with Your Questions. If you have any questions about the Plan, you should contact the Plan Administrator. If you have any questions about this statement or about your rights under ERISA, or if you need assistance in obtaining documents from the Plan Administrator, you should contact the nearest office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in your telephone directory or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue N.W., Washington, D.C. 20210. You may also obtain certain publications about your rights and responsibilities under ERISA by calling the publications hotline of the Employee Benefits Security Administration.

13.

APPENDIX A

PARTICIPATION AGREEMENT

Exhibit 10.3

APPENDIX A

PARTICIPATION AGREEMENT

Name: ____________________

Section 1. ELIGIBILITY.

You have been designated as eligible to participate in the ImageneBio, Inc. Severance and Change in Control Plan (the “Plan”), a copy of which is attached to this Participation Agreement (the “Participation Agreement”). Capitalized terms not explicitly defined in this Participation Agreement but defined in the Plan shall have the same definitions as in the Plan. You will receive the benefits set forth below if you meet all the eligibility requirements set forth in the Plan, including, without limitation, executing the required Release within the applicable time period set forth therein and allowing such Release to become effective in accordance with its terms. Notwithstanding the schedule for provision of benefits as set forth below, the schedule and timing of payment of any benefits under this Participant Agreement is subject to any delay in payment that may be required under Section 5 of the Plan.

Section 2. CHANGE IN CONTROL SEVERANCE BENEFITS.

If you are terminated in a Covered Termination (other than as a result of your death or Disability) that occurs during the Change in Control Period, you will receive the severance benefits set forth in this Section 2. All severance benefits described herein are subject to standard deductions and withholdings.

(a) Base Salary. You shall receive a cash payment in an amount equal to [__]1 months (the “CIC Severance Period”) of payment of your Base Salary. The Base Salary payment will be paid to you in a lump sum cash payment no later than the second regular payroll date following the later of (i) the effective date of the Release or (ii) the Closing, but in any event not later than March 15 of the year following the year in which your Separation from Service occurs.

(b) Annual Target Bonus Payment. You will also be entitled to 100% of your Target Bonus for the year in which the Covered Termination occurs. The amount of the Target Bonus to which you are entitled under this Section 2(b) will be calculated (1) assuming all articulated performance goals for such bonus (including, but not limited to, corporate and individual performance, if applicable) for the year of the Covered Termination were achieved at target levels, (2) as if you had provided services for the entire year for which the bonus relates, and (3) ignoring any reduction in your Base Salary that would give rise to your resignation for Good Reason (such bonus to which you are entitled under this Section 2(b), the “Annual Target Bonus Payment”). The Annual Target Bonus Payment shall be paid in a lump sum cash payment no later than the second regular payroll date following the later of (i) the effective date of the Release or (ii) the Closing, but in any event not later than March 15 of the year following the year in which your Separation from Service occurs.

(c) Payment of Continued Group Health Plan Benefits. If you timely elect continued group health plan continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) following your Covered Termination date, the Company shall pay directly to the carrier the full amount of your COBRA premiums on behalf of you for your continued coverage under the Company’s group health plans, including coverage for your eligible dependents, until the earliest of (i) the end of the CIC Severance Period following the date of your Covered Termination, (ii) the expiration of

[1]	NTD: 18 months for the CEO; 12 months for C-Suite.

your eligibility for the continuation coverage under COBRA, or (iii) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment (such period from your termination date through the earliest of (i) through (iii), the “COBRA Payment Period”). Upon the conclusion of such period of insurance premium payments made by the Company, you will be responsible for the entire payment of premiums (or payment for the cost of coverage) required under COBRA for the duration of your eligible COBRA coverage period, if any. For purposes of this Section, (1) references to COBRA shall be deemed to refer also to analogous provisions of state law and (2) any applicable insurance premiums that are paid by the Company shall not include any amounts payable by you under an Internal Revenue Code Section 125 health care reimbursement plan, which amounts, if any, are your sole responsibility. You agree to promptly notify the Company as soon as you become eligible for health insurance coverage in connection with new employment or self-employment. Notwithstanding the foregoing, if at any time the Company determines, in its sole discretion, that it cannot provide the COBRA premium benefits without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then in lieu of paying COBRA premiums directly to the carrier on your behalf, the Company will instead pay you on the last day of each remaining month of the COBRA Payment Period a fully taxable cash payment equal to the value of your monthly COBRA premium for the first month of COBRA coverage, subject to applicable tax withholding (such amount, the “Special Severance Payment”), such Special Severance Payment to be made without regard to your election of COBRA coverage or payment of COBRA premiums and without regard to your continued eligibility for COBRA coverage during the COBRA Payment Period. Such Special Severance Payment shall end upon expiration of the COBRA Payment Period.

(d) Equity Acceleration. The vesting and exercisability of each outstanding unvested stock option and other stock award, as applicable, that you hold covering the Company’s common stock (each, an “Equity Award”) shall be accelerated in full and any reacquisition or repurchase rights held by the Company (or its successor) in respect of the equity securities issued pursuant to any Equity Award granted to you shall lapse in full.

Section 3. NON-CHANGE IN CONTROL SEVERANCE BENEFITS.

If you are terminated in a Covered Termination that occurs at a time that is not during the Change in Control Period, you will receive:

(a) a cash payment in an amount equal to [__]2 months (the “Non-CIC Severance Period”) of payment of your Base Salary, with such payment being made in accordance with the Company’s regular payroll practices over the length of the Non-CIC Severance Period rather than in a single lump sum; [and]3

(b) the COBRA benefits described in Section 2(c) above, but such benefit shall only be provided for the Non-CIC Severance Period or such shorter period, as applicable, in accordance with that Section 2(c)[.] 4[; and

(c) Equity Acceleration. The vesting and exercisability of each outstanding unvested Equity Award that you hold shall be accelerated by, and any reacquisition or repurchase rights held by the Company (or its successor) in respect of the equity securities issued pursuant to any Equity Award granted to you shall lapse by, the number of shares pursuant to each Equity Award that would have vested had you remained employed for an additional twelve (12) months following your Covered Termination, effective as of the date of your Covered Termination.]5

[2]	NTD: 12 months for CEO and C-Suite
[3]	NTD: Delete bracketed language for CEO.
[4]	NTD: Delete bracketed language for CEO.
[5]	NTD: Add bracketed language for CEO only.

In no event shall you be entitled to benefits under both Section 2 and this Section 3. If you are eligible for severance benefits under both Section 2 and this Section 3, you shall receive the benefits set forth in Section 2 and such benefits shall be reduced by any benefits previously provided to you under Section 3.

Section 4. ACKNOWLEDGEMENTS; INTERACTION WITH PRIOR BENEFITS.

As a condition to participation in the Plan, you hereby acknowledge each of the following:

(a) The benefits that may be provided to you under this Participation Agreement are subject to certain reductions and termination under Section 2 and Section 3 of the Plan.

(b) Your eligibility for and receipt of any severance benefits to which you may become entitled as described in Section 2 or Section 3 above is expressly contingent upon your execution of and compliance with the terms and conditions of the Plan, the Release, and the Confidentiality Agreement. Severance benefits under this Participation Agreement shall immediately cease in the event of your violation of the provisions of Confidentiality Agreement or any other written agreement with the Company or an Affiliate.

(c) As further described in Section 2(c) of the Plan, this Participation Agreement and the Plan supersede and replace any change in control or severance benefits previously provided to you, and by executing below you expressly agree to such treatment.

To accept the terms of this Participation Agreement and participate in the Plan, please sign and date this Participation Agreement in the space provided below and return it to _____________________ no later than _________, ____.

ImageneBio, Inc.

By:

Eligible Employee

[Insert Name]

Date: